American Stock Exchange
                                                                86 Trinity Place
                                                             New York, NY  10006

James P. Mollen
Director - Listing Qualifications
T 212 306 2391
F 212 306 5359
James.mollen@amex.com

Via Facsimile and Mail
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July 8, 2005


Mr. Terrence L. Bauer Chief Executive Officer Orion Healthcorp, Inc. 1805 Old Alabama Road, Suite 350
Roswell, GA 30076

Dear Mr. Bauer:

This is to confirm that as of the date of this letter, Orion Healthcorp, Inc. (the "Company") has evidenced compliance with the requirements necessary for continued listing on the American Stock Exchange. Please note that, as is the case for all listed issuers, the Company's continued listing eligibility will be assessed on an ongoing basis. In addition, the Company has become subject to the provisions of Section 1009(h) of the Amex Company Guide.(1)

This conclusion is based upon a review of publicly available information with respect to the Company, including its Securities and Exchange Commission filings. This letter is subject to changes in the American Stock Exchange Rules. Any such changes may supersede this letter or require us to re-evaluate this position. Furthermore, this conclusion relates only to the enforcement of American Stock Exchange Rules and does not represent a legal conclusion regarding the applicability of statutory or regulatory provisions of federal or state securities laws.

If you have any questions, please contact me or Diana Dodi at (212) 306-2396.

Sincerely,




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(1) The Amex Company Guide may be accessed at www.amex.com.